Filed Pursuant to Rule 424(b)(3)
Registration Statement Nos. 333-204908
333-204908-06

PROSPECTUS ADDENDUM (to Prospectus Supplements dated as of various dates, and Prospectus dated April 29, 2016)

UBS AG UBS SWITZERLAND AG UBS AG Exchange Traded Access Securities (ETRACS) Linked to the Alerian MLP Infrastructure Index due April 2, 2040 and UBS AG ETRACS Alerian MLP Index ETN due July 18, 2042

This prospectus addendum relates to the UBS AG Exchange Traded Access Securities (ETRACS) Linked to the Alerian MLP Infrastructure Index due April 2, 2040 and the UBS AG ETRACS Alerian MLP Index ETN due July 18, 2042 (collectively, the “MLP ETRACS”) previously issued by UBS AG that are part of a series of debt securities entitled “Medium Term Notes, Series A”. This prospectus addendum and the applicable prospectus supplement, dated as of various dates, will be used by UBS AG in connection with the continuous offering of outstanding series of previously issued MLP ETRACS. The MLP ETRACS were initially registered, and all or a portion were initially offered and sold, under registration statements previously filed by UBS AG. When UBS AG initially registered your series of MLP ETRACS, UBS AG prepared a prospectus supplement (as amended or supplemented from time to time), each referred to as the “original prospectus supplement”, relating to your series of MLP ETRACS. The applicable original prospectus supplement relating to each series of MLP ETRACS was attached to a “base” prospectus dated November 14, 2014, which has been replaced from time to time by a new “base” prospectus, most recently a “base” prospectus dated March 17, 2016. Certain terms we use in this prospectus addendum are defined in the original prospectus supplement.

UBS AG has prepared a new “base” prospectus dated April 29, 2016. This new base prospectus replaces the base prospectus dated March 17, 2016. Because, except as provided herein, the terms of your MLP ETRACS otherwise have remained the same, UBS AG is continuing to use the original prospectus supplement. As a result, you should read the original prospectus supplement for your MLP ETRACS, which gives the specific terms of your MLP ETRACS, together with the new base prospectus dated April 29, 2016. When you read these documents, please note that all references in the original prospectus supplement to the base prospectus dated November 14, 2014, June 12, 2015 or March 17, 2016, or to any sections of the applicable base prospectus, should refer instead to the new base prospectus dated April 29, 2016, or to the corresponding section of that new base prospectus. In addition, please note that instead of using the website links in the original prospectus supplement to the base prospectus dated November 14, 2014, June 12, 2015 or March 17, 2016, you should use the following website link to access the new base prospectus dated April 29, 2016: http://www.sec.gov/Archives/edgar/data/1114446/000119312516569378/d161008d424b3.htm

Please also disregard the table of contents for the base prospectus dated November 14, 2014, June 12, 2015 or March 17, 2016 that is provided in the original prospectus supplement for your MLP ETRACS. A table of contents for the new base prospectus is provided on page i of the new base prospectus.

In addition, UBS AG has determined to offer all holders of such series of MLP ETRACS the option, upon early redemption and solely for purposes of determining the Redemption Amount, but not for any other purpose, to elect that the Index Performance Ratio (which is used to determine the Redemption Amount) be calculated using the Index Closing Level on the Redemption Measurement Date instead of the Final VWAP Level. If the redeeming holder so elects, the Index Performance Ratio will be calculated, for purposes of determining the Redemption Amount, as:

Index Closing Level on the Redemption Measurement Date
Initial VWAP Level

The “Index Closing Level” is the closing level of the applicable Index as reported on the NYSE and Bloomberg; provided, however, that if the closing level of the applicable Index as reported on the NYSE (or any successor) differs from the closing level of the applicable Index as reported on Bloomberg (or any successor), then the Index Closing Level will be the closing level of the applicable Index as calculated by the Index Calculation Agent.

Holders will not know the Redemption Amount at the time that they elect to redeem their MLP ETRACS. Similarly, holders will not know at the time of their election whether the Redemption Amount would be greater if the Index Performance Ratio were calculated using the Final VWAP Level or using the Index Closing Level. Any election to redeem the securities of any series of MLP ETRACS, and any election to have the Index Performance Ratio calculated using the Index Closing Level instead of the Final VWAP Level, is irrevocable. Holders will not be able to rescind their election to redeem their MLP ETRACS, or their election to have the Index Performance Ratio calculated using the Index Closing Level instead of the Final VWAP Level, after a redemption notice is received by UBS or after the holder indicates to UBS which alternative it elects to calculate the Index Performance Ratio, respectively.

Supplemental Tax Disclosure

The following supplements and updates the discussion under “—Material U.S. Federal Income Tax Consequences—Non-United States Holders” in the accompanying prospectus or pricing supplement and is intended to be read in conjunction with the discussion therein.

The Securities may be subject to withholding tax pursuant to regulations under Section 871(m) of the Code that will take effect on January 1, 2017 with respect to instruments that are issued (or deemed issued) on or after that date. In general, these regulations impose a 30% withholding tax (subject to reduction under an applicable treaty) on deemed dividend amounts with respect to certain notes held by non-U.S. holders that reference U.S. equities or indices that include U.S. equities. However, the IRS recently issued a Notice which states that the new regulations will only apply to a contract that is issued before January 1, 2018 if the contract is a “delta-one” contract (i.e., a contract that provides for “delta-one” exposure to underlying U.S. corporations). Although the matter is not free from doubt, we believe and we intend to take the position that the Securities should be treated as delta-one contracts for this purpose.

Withholding under Section 871(m) of the Code generally applies only to transactions that reference U.S. stocks. However, special rules under the Section 871(m) regulations provide that a transaction that references certain partnerships that hold significant investments in U.S. stocks (“Covered Partnerships”) will be treated as referencing the U.S. stocks owned by the Covered Partnerships. We believe that some of the Index Constituents will be Covered Partnerships, and that accordingly, subject to the discussion in the following paragraph, the Securities will be subject to Section 871(m) of the Code. If applicable, the Section 871(m) tax will be based on the dividends that are paid on or after January 1, 2017 during a non-U.S. holder’s holding period in a Security with respect to U.S. stocks that are held by a Covered Partnership in the Index or any U.S. stocks that are included in the Index (to the extent of the notional interest in the Covered Partnership or stock that is referenced by the holder’s Security).

Notwithstanding the general rule described above, the Section 871(m) regulations provide that instruments that reference a “qualified index” generally are not subject to withholding under Section 871(m). Although it is not entirely clear whether and how the “qualified index” rules apply to an index that includes partnerships, it is possible that the Index will be treated as a “qualified index” if U.S. stocks represent less than 10% of the value of the Index, after looking-through to the U.S. stocks that are held by the Covered Partnerships in the Index. We do not currently have sufficient information to determine whether the Index is a “qualified index”. Therefore, although it is possible that we will determine that the Index should be treated as a “qualified index” in the future, we currently intend to treat the Securities as subject to withholding under Section 871(m) starting on January 1, 2017.

As noted in the accompanying prospectus supplement, we intend to treat Coupon Amounts that are paid to a non-U.S. holder as subject to a 30% withholding tax (unless that income is effectively connected with the holder’s conduct of a trade or business in the United States). We believe that such withholding should generally equal or exceed the 30% withholding tax on “dividend equivalent” payments that is required by Section 871(m) and therefore, subject to the discussion below, no additional U.S. withholding tax should be required under Section 871(m) in respect of payments on the Securities. Nevertheless, in certain cases, the application of Section 871(m) to the Securities could increase a non-U.S. holder’s substantive U.S. federal income tax liability with respect to the Securities. For example, a non-U.S. holder that sells Securities between Coupon Payment Dates could be subject to additional U.S. withholding tax under Section 871(m) in respect of any dividends that were received by the Covered Partnerships in the Index or distributed in respect of any U.S. stocks in the Index, in each case since the last Coupon Payment Date for the Securities. Additionally, Section 871(m) may limit a non-U.S. holder’s ability to claim a refund in respect of any U.S. withholding tax that is imposed with respect to the Securities.

In addition, it is possible that a withholding agent will take the position that the Section 871(m) tax with respect to the Securities should be imposed in addition to the 30% withholding tax on the Coupon Amounts, in which case the application of Section 871(m) to the Securities could significantly increase a non-U.S. holder’s tax liability in respect of the Securities. While we do not think that this is the correct approach, a non-U.S. holder should consult its tax advisor regarding this risk.

As noted above, the Section 871(m) regulations apply only to Securities that are issued (or deemed issued) on or after January 1, 2017. However, Securities that are issued on or after January 1, 2017 will have the same CUSIP and ISIN numbers as Securities that were issued before that date, and accordingly there is unlikely to be a practical way to distinguish among Securities that are subject to withholding under this regime and those that are not. As a result, non-U.S. holders of Securities (including holders of Securities that were purchased on or before December 31, 2016) may not be able to establish to the satisfaction of their custodians or other withholding agents that their Securities are exempt from the new regulations. Accordingly, if we issue (or are deemed to issue) any Securities on or after January 1, 2017, non-U.S. holders that acquire Securities in the secondary market after such issuance should generally assume that withholding agents will treat them as having acquired Securities that were issued on or after January 1, 2017 (and that such Securities will therefore be subject to Section 871(m)).

Furthermore, it is possible that the Securities could be deemed to be reissued for tax purposes upon a rebalancing of the Index, in which case Securities that are issued before January 1, 2017 would thereafter be subject to the same Section 871(m) consequences as Securities issued on or after January 1, 2017.

In addition, while the Securities should initially be grandfathered from the “Foreign Account Tax Compliance Act” (“FATCA”) rules that impose a 30% withholding tax on certain payments to investors and intermediaries that fail to comply with certain certification and information reporting requirements, any payments on the Securities that are subject to Section 871(m) withholding tax will also be subject to FATCA withholding if the investor or intermediary does not comply with the applicable FATCA certification and identification requirements.

The new regulations issued under 871(m) of the Code are complex, and aspects of their impact on the Securities are not entirely clear at this time. Significantly in this respect, it is not clear how non-U.S. holders and withholding agents should obtain the information necessary to determine the Section 871(m) tax with respect to dividends that are received by the Covered Partnerships in the Index in light of the limited public information regarding the U.S. stocks that are held by the Index components and the amount and timing of any dividends with respect to such stocks. In addition, it is expected that the Section 871(m) regulations will be revised in 2017, and it is possible that the revised regulations could cause a non-U.S. holder of Securities to be subject to tax in a manner that differs from the manner described herein. Non-U.S. holders of Securities are, therefore, urged to consult their tax advisors and their custodians regarding the application of Section 871(m) to the Securities.

UBS AG, UBS Securities LLC, UBS Financial Services Inc. or any affiliate of UBS AG may use this prospectus addendum, together with the original prospectus supplements and the new base prospectus, in connection with offers and sales of the MLP ETRACS in market-making transactions. Please see “Supplemental Plan of Distribution” in the original prospectus supplement for your MLP ETRACS and “Plan of Distribution” in the new base prospectus.

UBS Investment Bank	UBS Financial Services Inc.

Prospectus Addendum dated December 29, 2016